UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.

                               SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                         (Amendment No. ________)*

                                 Neff Corp.
                             (Name of Issuer)



                  Class A Common Stock (par value $0.01 per share)
                        (Title Class of Securities)

                                0006400941
                              (CUSIP Number)



                               May 21, 1998
           Date of Event Which Requires Filing of this Statement



          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

               [  ] Rule 13d-1(b)

               [  ] Rule 13d-1(c)

               [X] Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0006400941     Schedule 13G             Page 2 of 5 Pages

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

     Kevin P. Fitzgerald
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a)  [  ]           (b)  [  ]

3
SEC USE ONLY:

4
CITIZENSHIP OR PLACE OF ORGANIZATION:

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
5   SOLE VOTING POWER:             436,610
6   SHARED VOTING POWER            900,000
7   SOLE DISPOSITIVE POWER         436,610
8   SHARED DISPOSITIVE POWER       900,000

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     1,336,610

10
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): [ ]

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

     8.3%

12
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

     IN

Item 1

    (a)  Name of Issuer

         Neff Corp.

    (b)  Address of Issuer's Principal Executive Offices

         3750 N.W. 87th Avenue
         Miami, FL  33178
Item 2

   (a)   Name of Person Filing

         The  person  filing  this  Schedule  13G  is  Kevin  P.
         Fitzgerald.

   (b)   Address  of  Principal Business  Office  or,  if  none,
         Residence

         The principal business address for Mr. Fitzgerald is:
         3750 N.W. 87th Avenue
         Miami, FL 33178

   (c)   Citizenship

         Mr. Fitzgerald is a United States citizen.

   (d)  Title of Class of Securities

        Class A Common Stock, par value $0.01 per share

    (e)  CUSIP Number

         Not applicable.

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

         Not Applicable

Item 4.     Ownership

    (a)  Amount Beneficially Owned

          Mr.  Fitzgerald beneficially owns a total of  2,257,220
    shares  of the Class A Common Stock, par value $.01  of  Neff
    Corp. (the "Shares").

    (b)  Percent of Class

          Mr.  Fitzgerald beneficially owns 10.7% of the Class  A
    Common Stock, par value $.01 of Neff Corp.

    (c)  Number of shares as to which such person has:

       (i) sole power to vote or to direct the vote

           Mr. Fitzgerald has the sole power to direct the vote of an aggregate of 757,220 Shares.

      (ii) shared power to vote or to direct the vote

           Mr. Fitzgerald shares power to direct the vote of 1,500,000 Shares.

     (iii) sole  power to dispose or to direct the disposition of

           Mr. Fitzgerald has the sole power to dispose of 757,220
           Shares.

      (iv) shared  power  to  dispose  or  to  direct   the
           disposition of

           Mr. Fitzgerald shares power to dispose of 1,500,000 Shares.

Item 5. Ownership of Five Percent or Less of a Class

           Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of
        Another Person.

           Not Applicable

Item 7. Identification and Classification of the Subsidiary
        Which Acquired the Security Being Reported on By the
        Parent Holding Company

           Not Applicable

Item 8. Identification and Classification of Members of the
        Group

           Not Applicable

Item 9. Notice of Dissolution of Group

           Not Applicable

Item 10.  Certification

          Not Applicable


   Note:   Section 240.13d-102 Schedule 13G - Information to  be
    included  in  statements filed pursuant to  Section  240.13d-
    1(b),  (c)  and (d) and amendments thereto filed pursuant  to
    Section 240.13d-2.

                            SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                           /s/ Kevin P. Fitzgerald
                           ___________________________
                           Kevin P. Fitzgerald

                           Dated: February 14, 2000